Exhibit 2.3

PANAMSAT CORPORATION
20 Westport Road
Wilton, CT 06897

August 20, 2004

Hughes Network Systems, Inc.
11717 Exploration Lane
Germantown, MD  20874

Ladies and Gentlemen:

Reference is made to that certain Transaction Agreement, dated as of April 20, 2004 (the “Transaction Agreement”), among Constellation, LLC (“Constellation”), PanAmSat Corporation (“PanAmSat”), The DIRECTV Group, Inc. (“DIRECTV”) and PAS Merger Sub, Inc. and the Letter Agreement, dated August 12, 2004 (the “Letter Agreement”), among DIRECTV and Constellation and acknowledged by PanAmSat. Capitalized terms used herein without definition shall have the meanings assigned thereto in the Transaction Agreement.

In connection with the anticipated Stock Purchase Closing, PanAmSat and Hughes Network Systems, Inc., a California corporation and subsidiary of DIRECTV (“HNS”), hereby agree to amend the Master Agreement for Satellite Capacity, dated October 25, 2001, and the service orders entered into thereunder (collectively, the “Master Agreement”) between PanAmSat and HNS (concurrent with the other amendments to the Master Agreement as provided by the Transaction Agreement and the Letter Agreement (such other amendments, the “Concurrent Amendments”)) as follows:

1.             In each case, with respect to the extended lease terms as referenced in paragraph 1(a) of Section 2.03(f)(vii) of the Company Disclosure Schedule, as amended by the Letter Agreement, and, with respect to Galaxy IVR or any successor satellite thereto, after December 31, 2006, HNS will have the right to sublease, assign (provided HNS remains liable therefor) or otherwise permit others to use the leased transponders for any lawful purpose. Any remarketing/sublease, assignment or third party use provisions in the Master Agreement will remain in effect for the current non-extended lease term.

2.             PanAmSat will be permitted, on a non-exclusive basis, to act as broker (for an appropriate commission) for HNS to sublease any leased transponders not used or subleased by FINS, with FINS reserving all approval rights for any such subleases, etc., and also reserving the right to appoint other brokers or act on its own behalf. In addition, HNS will be permitted to sublease, assign or otherwise permit others to use any or all of the leased transponders, provided that FINS will give PanAmSat prior written notice of such intention, which shall specify, by transponder, the date(s) after which any such transponder(s) will be available for sublease, assignment or use. For a period of four months after receipt of such notice, PanAmSat will have the exclusive right to market the applicable transponder(s) as broker (for an appropriate commission) for HNS with HNS reserving all approval rights for any such subleases. At the expiration of the four-month period, PanAmSat shall no longer have exclusivity and the first sentence of this paragraph 2 will apply.

This letter agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Except as expressly provided herein, the Master Agreement and the Concurrent Amendments remain in full force and effect.

This letter agreement shall be governed and construed in accordance with the laws of the State of Connecticut without regard to principles of conflicts of law.

Very truly yours,

PANAMSAT CORPORATION

By:	/s/ James W. Cuminale
Name: James W. Cuminale
Title: EVP & General Counsel

Accepted and Agreed as of the date first written above:

HUGHES NETWORK SYSTEMS, INC.

By:	/s/ Larry D. Hunter
Name: Larry D. Hunter
Title: Attorney-in-Fact

cc:	Alexander Navab
Larry Hunter
Gary Horowitz
Marni Lerner
James Cuminale
David Wilf
Frederick Green
Michael Lubowitz